July 19, 2007

Mail Stop 4561

Mr. Robert Armstrong
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC Canada V6X 4G5

Re: Ritchie Bros. Auctioneers Incorporated
        Form 40-F for the year ended December 31, 2006
        File No. 1-13425

Dear Mr. Armstrong:

        We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Daniel L. Gordon
                              Branch Chief